Eiger Subsidiary Expands Ontario Call Zone Service

Onlinetel Launches Service in Guelph, Oshawa and St. Catharines

Toronto -- March 17, 2004 -- Eiger Technology, Inc. (TSX: AXA; OTCBB: ETIFF) announces that its wholly-owned subsidiary Onlinetel has expanded its Ontario Call Zone with the addition of Guelph, Oshawa and St. Catharines to its service area covering the Greater Toronto Area, Ottawa, Hamilton, Kingston, London, Kitchener-Waterloo, Windsor and neighbouring areas. The addition of new Ontario Call Zone markets is part of an aggressive national expansion program by Onlinetel that includes the recent launch of an Alberta Call Zone and the expansions of the Quebec and Ontario Call Zones. Onlinetel plans to launch a British Columbia Call Zone in the near future.

Onlinetel’s Call Zone service permits customers 200 calls per month each up to 30 minutes duration within a provincial zone for absolutely no charge after registration and payment of an annual administration fee of $20. Call Zone users may register up to three telephone numbers and receive an exclusive personal identification number that allows roaming access from any city within a Call Zone. A brief message is heard before each call. No high-speed Internet connection or special equipment is necessary as required by some companies.

Additionally, Call Zone users are offered special low rates to call the rest of Canada for only 2.9¢ per minute, U.S. for only 3.9¢ per minute and overseas to Australia, China, France, Germany, Italy, Netherlands, New Zealand, Norway, Singapore, South Korea, Spain, Sweden, Taiwan and U.K. for only 4.9¢ per minute.

About Onlinetel

Onlinetel Corp., wholly-owned by Eiger Technology Inc., is a Next Generation telecommunications software and services company which harnesses the power of soft-switch technology to deliver state-of-the-art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing soft-switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, using Internet Protocol, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. By exploiting its proprietary, national VoIP platform, Onlinetel strives to provide customers with the lowest long distance telephone rates in Canada. By using Onlinetel’s 10-10-580 (domestic and international calling) or Call Zone services where offered, customers enjoy the high-quality, lowest-cost long distance alternative to traditional carriers due to the inherent cost efficiencies of routing digital voice traffic over broadband rather than over conventional analog circuit-switched networks. For more information, refer to www.onlinetel.com

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About Eiger Technology

Eiger Technology, Inc., headquartered in Toronto, is a publicly traded company listed on the Toronto Stock Exchange. Eiger is a provider of VoIP telecom services and a manufacturer of computer, Internet and telecommunications products. It is a “Growth through Acquisition” technology company focused on acquiring companies poised to capitalize on the development of the Internet and the inevitable convergence of that network with existing voice networks. For more information, refer to www.eigertechnology.com

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
Chief Financial Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302
E-mail: jmoretto@eigertechnology.com

Laird Greenshields

Morin Public Relations

Telephone: (514) 289-8688

E-mail:  laird@morin-relationspubliques.com